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AVRICORE HEALTH INC.

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on Thursday, April 2, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, PDT, on Tuesday, March 31, 2020

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

1-866-732-VOTE (8683) Toll Free

www.investorvote.com

- **Smartphone?**
  Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Avricore Health Inc. hereby appoint(s): Hector Bremner, or failing him, Kiki Smith, or failing her, David Hall, or failing him, Bob Sukhwinder Rai

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Avricore Health Inc. to be held at 2300 – 1177 W. Hastings Street, Vancouver, BC V6E 2K3 on Thursday, April 2, 2020 at 10:00 am, PDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

FOR AGAINST

1. **Number of Directors**

To set the number of Directors at six (6). ☐ ☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Bob Sukhwinder Rai	☐	☐	02. David Hall	☐	☐	03. Robert Sindelar	☐	☐
04. Alan Arnstein	☐	☐	05. David Farnfield	☐	☐	06. Hector Bremner	☐	☐

FOR AGAINST

3. **Appointment of Auditors**

Appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

FOR AGAINST

4. **Stock Option Plan**

To re-approve the Company's 10% Rolling Stock Option Plan (the "Plan"). ☐ ☐

FOR AGAINST

5. **Reprice Options**

To authorize and approve by a majority of disinterested shareholders the re-pricing to $0.10 of 1,601,072 stock options previously granted to directors and officers of the Company expiring on the following dates and at the following exercise prices respectively: ☐ ☐

Number of Options	Expiry Date	Original Exercise Price	New Exercise Price
150,000	Jul 20, 2022	$0.15	$0.10
1,101,072	Dec 8, 2022	$0.28	$0.10
200,000	Mar 27, 2023	$0.24	$0.10
150,000	Apr 11, 2023	$0.21	$0.10

FOR AGAINST

6. **To Transact Other Business**

To transact such other business as may properly come before the Meeting or any adjournment thereof. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

ADPQ 305353 AR0